     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 7, 2000
                                                      REGISTRATION NO. 333-40518
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           STOCKWALK.COM GROUP, INC.
             (Exact name of registrant as specified in its charter)

           MINNESOTA                           5122                          41-1756256
(State or other jurisdiction of         (Primary Standard                 (I.R.S. Employer
 incorporation or organization)  Classification Industrial Code)       Identification Number)

                                   Suite 800
                             5500 Wayzata Boulevard
                          Minneapolis, Minnesota 55416
                           Telephone: (763) 542-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Philip T. Colton
                           Stockwalk.com Group, Inc.
                                   Suite 800
                             5500 Wayzata Boulevard
                          Minneapolis, Minnesota 55416
                           Telephone: (763) 542-6000
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

              ALBERT A. WOODWARD                                JAMES C. MELVILLE
                 Ruth M. Timm                                    Mary S. Giesler
               Maun & Simon, PLC                        Kaplan, Strangis and Kaplan, P.A.
       2000 Midwest Plaza Building West                90 South Seventh Street, Suite 5500
               801 Nicollet Mall                          Minneapolis, Minnesota 55402
         Minneapolis, Minnesota 55402                       Telephone: (612) 375-1138
           Telephone: (612) 904-7400

                             ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [X] Registration No. 333-40518

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED            PROPOSED
                                                                MAXIMUM             MAXIMUM
         TABLE OF EACH CLASS OF       AMOUNT TO BE          OFFERING PRICE         AGGREGATE        AMOUNT OF
       SECURITIES TO BE REGISTERED   REGISTERED (1)         PER SECURITY (2)    OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.04 per
share...............................    3,557,819                  N/A            $10,993,182        $2,903*
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

*Previously paid

(1) Based on the anticipated number of shares to be issued in connection with the merger calculated as the product of (A) 4,634,991, the aggregate number of shares of Kinnard Investments, Inc. common stock, par value $.02 per share, outstanding on September 6, 2000, exclusive of shares owned by the registrant, and (B) an exchange ratio of .7676 shares of Stockwalk common stock for each share of Kinnard common stock.

(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended and calculated pursuant to Rule 457(c), (f) (1) and (3). The registration fee was computed based on the aggregate market value on June 27,2000 of the maximum number of shares of Kinnard Investments, Inc. common stock to be cancelled in the merger and calculated by multiplying (A) the average of the high ($8.4375) and the low ($8.375) reported sales prices per share of Kinnard common stock on the Nasdaq NMS on June 27, 2000, multiplied by (B) 4,568,595, representing the number of shares of Kinnard Investments, Inc. common stock to be cancelled in the merger, exclusive of shares owned by the registrant, and less the aggregate cash consideration to be paid by the registrant in the merger ($27,411,570).

                                EXPLANATORY NOTE

         This Post-Effective Amendment No. 1 is being filed to register additional shares of Stockwalk.com Group, Inc. Common Stock pursuant to Rule 462(b). At the close of business on September 1, 2000, the Exchange Ratio for Stockwalk's merger with Kinnard Investments, Inc. was fixed at 0.7676. Based on the 4,975,281 shares of Kinnard common stock currently outstanding, and less the 340,290 shares of Kinnard common stock owned by Stockwalk, the total number of shares of Stockwalk common stock that will be issued in the merger is 3,557,819. Accordingly, this Post-Effective Amendment No. 1 is registering an additional 1,007,173 shares of Stockwalk common stock.

         In accordance with Rule 462(b), the registrant hereby incorporates by reference the contents of Registration No. 333-40518, including all exhibits thereto.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on September 6, 2000.

                                        STOCKWALK.COM GROUP, INC.

                                        By:    /s/ Eldon C. Miller
                                            ------------------------------------
                                               Eldon C. Miller
                                               Chief Executive Officer
                                               (Principal Executive Officer)

         Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.



     /s/ Eldon C. Miller
------------------------------------
       Eldon C. Miller                      Chief Executive Officer & Director
                                            (Principal Executive Officer)               September 6, 2000

                  *
------------------------------------
       David B. Johnson                     President & Director                        September 6, 2000

                  *
------------------------------------
       Paul R. Kuehn                        Director                                    September 6, 2000

                  *
------------------------------------
       Stanley D. Rahm                      Director                                    September 6, 2000

                  *
------------------------------------
       Todd W. Miller                       Chief Financial Officer
                                            (Principal Financial Officer)               September 6, 2000

                  *
------------------------------------
       N. Lee Wesley                        Director                                    September 6, 2000

                  *
------------------------------------
       George E. Kline                      Director                                    September 6, 2000

                  *
------------------------------------
       Richard J. Nigon                     Director                                    September 6, 2000

                  *
------------------------------------
       Jeffrey L. Houdek                    Principal Accounting Officer                September 6, 2000


By:   /s/ Eldon C. Miller
   ---------------------------------
      Attorney-in-Fact


                                INDEX TO EXHIBITS

EXHIBIT                    DESCRIPTION
-------                    -----------

23.1           Consent of Ernst & Young LLP

23.2           Consent of KPMG LLP

23.3           Consent of KPMG LLP

23.4           Consent of Maun & Simon, PLC

23.5           Consent of U.S. Bancorp Piper Jaffray

23.6           Consent of KPMG LLP
